UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

AFFINITY GAMING

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

 (CUSIP Number)

Frederick H. Fogel

Silver Point Capital, L.P.

2 Greenwich Plaza, First Floor

Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2014

 (Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
SPH Manager, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
16,772,539.4 (1)
	9	SOLE DISPOSITIVE POWER*
5,082,992
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
16,772,539.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
82.9% (2)
14		TYPE OF REPORTING PERSON
IA, PN

*See Item 5.

1	As further described below in Item 4, the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the Other Reporting Persons (as defined below) pursuant to the Settlement Agreement (as defined below). As such, these amounts include the 11,689,547.4 Shares beneficially owned by the Other Reporting Persons.
2

The percentages used herein and in the rest of this Schedule 13D are calculated based upon 20,243,262 outstanding shares of common stock as of May 15, 2014, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2014.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
16,772,539.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,082,992
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
16,772,539.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
82.9% (2)
14		TYPE OF REPORTING PERSON
IN

*See Item 5.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
16,772,539.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,082,992
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
16,772,539.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) *
82.9% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5.

This Amendment No. 14 (“Amendment No. 14”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012, Amendment No. 2 filed by the Reporting Persons on November 5, 2012, Amendment No. 3 filed by the Reporting Persons on December 14, 2012, Amendment No. 4 filed by the Reporting Persons on February 19, 2013, Amendment No. 5 filed by the Reporting Persons on March 11, 2013, Amendment No. 6 filed by the Reporting Persons on March 12, 2013, Amendment No. 7 filed by the Reporting Persons on March 18, 2013, Amendment No. 8 filed by the Reporting Persons on April 4, 2013, Amendment No. 9 filed by the Reporting Persons on May 15, 2013, Amendment No. 10 filed by the Reporting Persons on May 30, 2013, Amendment No. 11 filed by the Reporting Persons on October 15, 2013, Amendment No. 12 filed by the Reporting Persons on December 4, 2013 and Amendment No. 13 filed by the Reporting Persons on April 23, 2014 (as amended as of the date hereof, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 13 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On July 28, 2014, SPH Manager entered into an agreement (the “Settlement Agreement”) by and among the Issuer, Z Capital and certain of its affiliates (the “Z Capital Holders”) and certain Other Holders and certain of their affiliates (such Other Holders, including their affiliates, the “Other Holders” and, together with the Z Capital Holders, the “Other Reporting Persons”). Pursuant to the Settlement Agreement, (1) the Board will be reconstituted to include seven members, consisting of the Issuer’s Chief Executive Officer, two members designated by the Z Capital Holders and four members designated by SPH Manager and the Other Holders (subject to the limitations and conditions set forth in the Settlement Agreement, including the ownership of a specified percentage of the outstanding Shares), and (2) the existing litigation between Z Capital and the Issuer (and certain of its directors) will be dismissed with prejudice. The Settlement Agreement also requires the stockholders party thereto to take all necessary action, including voting their Shares, to cause the election of the directors designated by the other stockholders (or group of stockholders) party thereto. As a result, the parties to the Settlement Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, and for purposes of such section SPH Manager and the Reporting Persons may be deemed to beneficially own the 11,689,547.4 Shares beneficially owned by the Other Reporting Persons, as reported on the Schedule 13Ds to be filed by the Other Reporting Persons with the SEC on the date hereof (collectively, the “Other Reporting Persons’ Schedule 13D”). The Reporting Persons disclaim beneficial ownership of any Shares beneficially owned by the Other Reporting Persons for any other purpose. The stockholders party to the Agreement dated May 29, 2013, as amended, waived any limitation under that Agreement to the execution of the Settlement Agreement and consented thereto. The Settlement Agreement, filed herewith as Exhibit 99.10, is incorporated herein by reference and the foregoing description of the Settlement Agreement is qualified in its entirety by the full text of the agreement.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

The information contained in rows, 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 14 is hereby incorporated herein by reference.

(a) As a result of the matters described in Item 4 above, the Reporting Persons and the Other Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. As reported on the Other Reporting Persons’ Schedule 13D, the Other Reporting Persons own 11,689,547.4 Shares, which constitutes approximately 57.7% of the outstanding Shares. Together with the Shares owned by the Reporting Persons, such group may be deemed, for purposes of Section 13(d)(3) of the Exchange Act, to beneficially own the 16,772,539.4 Shares held in the aggregate by the Reporting Persons and the Other Reporting Persons, constituting approximately 82.9% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of any Shares beneficially owned by the Other Reporting Persons for any other purpose.

(b) As a result of the matters descried in Item 4 above, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of the 16,772,539.4 Shares held in the aggregate by the Reporting Persons and the Other Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 14 is hereby incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

Exhibit 99.09: Joint Filing Agreement, dated July 30, 2014.

Exhibit 99.10: Settlement Agreement, dated July 28, 2014.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   July 30, 2014

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A. MULÉ /s/ Edward A. Mulé
ROBERT J. O’SHEA /s/ Robert J. O’Shea